**Mail Stop 4561**
**Via Fax (34) 917-147-001**

August 10, 2009

Bárbara Zubiría
Chief Accounting and Reporting Officer
Telvent GIT, S.A.
Valgrande, 6, 28108
Alcobendas, Madrid, Spain

>       **Re:     Telvent GIT, S.A.**
>               **Form 20-F for the Fiscal Year Ended December 31, 2008**
>               **Filed on March 18, 2009**
>               **Form 6-Ks Filed on February 26, 2009 and May 21, 2009**
>               **File No. 000-50991**

Dear Ms. Zubiría:

        We have reviewed your response letter dated July 24, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 30, 2009.

Form 20-F for the Fiscal Year Ended December 31, 2008

Note 2. Significant Accounting Policies

Revenue, page F-12

1.      As previously requested in prior comment 8, please tell us the amount of revenue and related costs recognized from arrangements accounted for under SOP 81-1 for all periods presented.

Item 7.  Major Shareholders and Related Party Transactions

B.  Related Party Transactions, page 90

2.      We refer to your response to comment 4 of our prior letter.  We disagree with
        your conclusion that the disclosure required in answer to Item 7.B.2 of Form 20-F
        is not applicable to the loans.  Although Item 6.B.1 of Form 20-F provides that
        disclosure of compensation is not required on an individual basis unless
        individual disclosure is required in the company's home country, Form 20-F does
        not provide that the disclosure required by Item 7.B.2 is not required if that
        information is compensatory in nature.  Please provide us with the disclosure
        required by Item 7.B.2 for the bank loans and confirm that future filings will
        include this disclosure, where required.  To the extent that you are concerned that
        investors and the public may misconstrue certain of the information pertaining to
        the transactions, you may expand your discussion to clarify the arrangements
        between the related parties.  Also, please provide us with your analysis as to how
        the loans made under the Abengoa formula-based compensation plan and the
        Share Acquisition Plan comply with the prohibition on personal loans to
        executive officers set forth in Section 13(k) of the Exchange Act.

                                        * * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response.  Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T.  If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review.  Please furnish a cover letter that keys your response to our comments and
provides any requested information.  Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

        You may contact Melissa Feider, Staff Accountant, at (202) 551-3379, or
Christine Davis, Assistant Chief Accountant, at (202) 551-3408 if you have any questions
regarding comments on the financial statements and related matters.  Please address
questions regarding all other comments to Michael Johnson, Staff Attorney, at (202) 551-
3477 or Matthew Crispino, Staff Attorney, at (202) 551-3456. If you need further
assistance, you may contact me at (202) 551-3499.

                                                        Sincerely,


                                                        Kathleen Collins
                                                        Accounting Branch Chief